Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three and Six
Month Periods Ended June 30, 2022

Tel-Aviv, Israel, August 25, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three and six months ended June 30, 2022 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of U. Dori Energy Infrastructures Ltd. (“Dori Energy”).

On August 24, 2022, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Dori Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended June 30, 2022 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended June 30, 2022 - approximately NIS 465.5 million.

•	Dorad’s unaudited operating profit for the three months ended June 30, 2022 - approximately NIS 24.8 million.

Dorad’s financial statements for the quarter ended June 30, 2022 note that following the outbreak of the coronavirus (COVID-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that it is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus crisis, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note it monitors the re-spreading of the virus and continuously examines the options for action in the event of a material decline in its income as a result of the spread of the coronavirus.

Dorad’s financial statements for the quarter ended June 30, 2022 further note that on July 28, 2022, the Israeli Electricity Authority published a decision titled “Annual Electricity Rate Update 2022,” which, among other things, provided for an increase in the average production component of approximately 24.3% compared to 2021, applicable from August 1, 2022, that will remain in effect through the end of 2022.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended June 30, 2022, which include the intermediate months of April – June, are not indicative of full year results. In addition, due to various reasons, including the effects of the spread of COVID-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of second quarter results in the future.

A translation of the financial results for Dorad as of and for the year ended December 31, 2021 and as of and for the three and six month periods ended June 30, 2021 and 2022 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively; and

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electricity Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statement of Financial Position

	June 30	June 30	December 31
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	62,558	140,074	201,860
Trade receivables and accrued income	191,756	207,036	248,844
Other receivables	23,932	17,251	40,289
Financial derivatives	8,023	1,869	-
Total current assets	286,269	366,230	490,993

Non-current assets
Restricted deposit	507,799	473,726	480,476
Prepaid expenses	32,237	34,233	33,235
Fixed assets	3,326,489	3,449,031	3,378,466
Intangible assets	5,960	5,734	6,038
Right of use assets	58,198	58,892	57,530
Total non-current assets	3,930,683	4,021,616	3,955,745

Total assets	4,216,952	4,387,846	4,446,738

Current liabilities
Current maturities of loans from banks	266,896	278,223	280,753
Current maturities of lease liabilities	4,558	4,583	4,622
Trade payables	195,602	268,702	324,532
Current tax liabilities	-	-	21,795
Other payables	9,792	2,779	7,100
Financial derivatives	-	-	268
Total current liabilities	476,848	554,287	639,070

Non-current liabilities
Loans from banks	2,293,137	2,443,652	2,356,785
Other Long-term liabilities	19,425	-	15,834
Long-term lease liabilities	51,924	51,921	48,871
Provision for dismantling and restoration	50,000	50,000	50,000
Deferred tax liabilities	190,336	197,075	192,676
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,604,982	2,742,808	2,664,326

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	489,164	444,793	497,384
Total equity	1,135,122	1,090,751	1,143,342

Total liabilities and equity	4,216,952	4,387,846	4,446,738

Dorad Energy Ltd.
Interim Condensed Statement of Income

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	1,020,929	963,101	465,505	449,346	2,103,911

Operating costs of the
Power Plant

Energy costs	194,413	179,222	104,796	102,655	428,051
Electricity purchase and
infrastructure services	522,449	511,118	242,423	228,130	1,053,997
Depreciation and
amortization	123,627	112,715	55,504	61,782	225,715
Other operating costs	75,617	67,417	37,943	37,101	114,360

Total operating costs
of Power Plant	916,106	870,472	440,666	429,668	1,822,123

Profit from operating
the Power Plant	104,823	92,629	24,839	19,678	281,788

General and
administrative expenses	10,893	12,355	5,171	6,121	24,502
Other incomes	-	5,932	-	2,910	11,603

Operating profit	93,930	86,206	19,668	16,467	268,889

Financing income	45,902	815	34,373	419	4,694
Financing expenses	150,392	101,109	85,151	81,215	219,013

Financing expenses, net	104,490	100,294	50,778	80,796	214,319

Profit (loss) before
taxes on income	(10,560)	(14,088)	(31,110)	(64,329)	54,570

taxes on income	2,340	3,223	7,148	14,805	12,844

Profit (loss) for the period	(8,220)	(10,865)	(23,962)	(49,524)	41,726

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the six months
ended June 30, 2022
(Unaudited)

Balance as at
January 1, 2022 (Audited)	11	642,199	3,748	497,384	1,143,342
Dividend to the Company’s
shareholders
Loss for the period	-	-	-	(8,220)	(8,220)

Balance as at
June 30, 2022 (Unaudited)	11	642,199	3,748	489,164	1,135,122

For the six months
ended June 30, 2021
(Unaudited)

Balance as at
January 1, 2021 (Audited)	11	642,199	3,748	555,658	1,201,616
Dividend to the Company’s
shareholders	-	-	-	(100,000)	(100,000)
Loss for the period	-	-	-	(10,865)	(10,865)

Balance as at
June 30, 2021 (Unaudited)	11	642,199	3,748	444,793	1,090,751

For the three months
ended June 30, 2021
(Unaudited)

Balance as at
April 1, 2021 (Unaudited)	11	642,199	3,748	513,126	1,159,084

Loss for the period	-	-	-	(23,962)	(23,962)

Balance as at
June 30, 2021 (Unaudited)	11	642,199	3,748	489,164	1,135,122

For the three months
ended June 30, 2021
(Unaudited)

Balance as at
April 1, 2021 (Unaudited)	11	642,199	3,748	594,317	1,240,275
Dividend to the Company’s
shareholders	-	-	-	(100,000)	(100,000)
Loss for the period	-	-	-	(49,524)	(49,524)

Balance as at
June 30, 2021 (Unaudited)	11	642,199	3,748	444,793	1,090,751

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Shareholders’ Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended
December 31, 2021 (Audited)

Balance as at
January 1, 2021 (Audited)	11	642,199	3,748	555,658	1,201,616

Dividend to the Company’s
shareholders	-	-	-	(100,000)	(100,000)
Profit for the year	-	-	-	41,726	41,726

Balance as at
December 31, 2021 (Audited)	11	642,199	3,748	497,384	1,143,342

Dorad Energy Ltd.
Interim Condensed Statement of Cash Flows

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from
operating activities:
Profit (loss) for the period	(8,220)	(10,865)	(23,962)	(49,524)	41,726
Adjustments:
Depreciation and amortization
and fuel consumption	124,701	114,448	55,915	63,143	228,099
Taxes on income (tax benefit)	(2,340)	(3,223)	(7,148)	(14,805)	12,844
Financing expenses, net	104,490	100,294	50,778	80,796	214,319
	226,851	211,519	99,545	129,134	455,262

Change in trade receivables	56,816	90,683	(13,570)	21,311	48,875
Change in other receivables	16,358	4,150	4,810	517	(18,888)
Change in trade payables	(156,766)	(43,123)	(59,935)	(50,133)	22,926
Change in other payables	2,692	(1,029)	(7,207)	(12,444)	3,292
Change in other long-term liabilities	3,591	-	(1,813)	-	15,834
	(77,309)	50,681	(77,715)	(40,749)	72,039

Taxes on income paid	(21,795)	-	-	-	-

Net cash flows provided
by operating activities	119,527	251,335	(2,132)	38,861	569,027

Cash flows used in
investing activities
Proceeds (payment) for settlement of
financial derivatives	5,747	1,464	5,325	715	392
Investment in long-term
restricted deposit	-	(37,000)	-	(37,000)	(53,175)
Investment in fixed assets	(69,165)	(33,052)	(41,652)	(29,580)	(72,530)
Investment in intangible assets	(642)	(1,030)	(385)	(569)	(2,020)
Interest received	917	825	545	430	1,584
Net cash flows used in
investing activities	(63,143)	(68,793)	(36,167)	(66,004)	(125,749)

Cash flows from
financing activities:
Repayment of lease liability principal	(241)	(296)	(91)	(149)	(4,624)
Repayment of loans from banks	(144,775)	(109,156)	(144,775)	(109,156)	(210,449)
Dividends and exchange rate
paid	-	(100,000)	-	(100,000)	(100,000)
Interest paid	(82,129)	(81,899)	(81,961)	(81,752)	(162,781)
Net cash flows used in
financing activities	(227,145)	(291,351)	(226,827)	(291,057)	(477,854)

Net decrease in cash
and cash equivalents for
the period	(170,761)	(108,809)	(265,126)	(318,200)	(34,576)

Effect of exchange rate fluctuations
on cash and cash equivalents	31,459	1,804	25,715	61	(10,643)
Cash and cash equivalents at
beginning of period	201,860	247,079	301,969	458,213	247,079
Cash and cash equivalents at end
of period	62,558	140,074	62,558	140,074	201,860